Free Writing Prospectus (To the Prospectus dated August 31, 2007 and Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 November 14, 2007, as amended November 16, 2007

$ 98% Principal Protected Digital Plus Notes due November 25, 2008 Linked to the Performance of a Basket of Asian Currencies Medium-Term Notes, Series A

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Basket Initial Valuation Date:	November 21, 2007

Issue Date:	November 27, 2007

Basket Final Valuation Date:	November 20, 2008†

Maturity Date:	November 25, 2008† (resulting in a term to maturity of approximately 1 year)

Denominations:	Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	A basket comprised of the following currency exchange rates (each a “currency exchange rate” and a “basket component”, and together, the “basket components”), weighted as indicated:

Currency Exchange Rate	Reference Level on Basket Initial Valuation Date	Weighting
U.S. Dollar and the Singapore Dollar (“USDSGD” currency exchange rate)		25.00%
U.S. Dollar and the Philippine Peso ( “USDPHP” currency exchange rate)		25.00%
U.S. Dollar and the Indonesian Rupiah ( “USDIDR” currency exchange rate)		25.00%
U.S. Dollar and the Malaysian Ringgit (“USDMYR” currency exchange rate)		25.00%

The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which will be determined by the calculation agent in accordance with the following:

(a)    where the currency exchange rate is USDSGD, the Singapore Dollar per U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Singapore Dollar per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “SGD” at approximately 11:30 a.m., Singapore time, on the relevant date;

(b)    where the currency exchange rate is USDPHP, the Philippine Peso per U.S. Dollar morning weighted average rate for the relevant date, expressed as the amount of Philippine Pesos per one U.S. Dollar, for settlement in one business day reported by the Philippine Dealing System PDEX which appears on the Reuters screen PDSPESO page to the right of the caption “AM WT AVE” at approximately 11:30 a.m., Manila time, or as soon as thereafter practicable, on the relevant date;

(c)    where the currency exchange rate is USDIDR, the Indonesian Rupiah per U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Indonesian Rupiah per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “IDR” at approximately 11:30 a.m., Singapore time, on the relevant date; and

(d)    where the currency exchange rate is USDMYR, the Malaysian Ringgit per U.S. Dollar spot rate, expressed as the amount of Malaysian Ringgit per one U.S. Dollar, for settlement in two business days reported by the Association of Banks in Singapore, which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time, on the relevant date.

See “Description of Reference Asset” in this free writing prospectus for additional information.

Participation Rate:	200%

Principal Protection Percentage:	98% principal protection on maturity date

Payment at Maturity:

If you hold your notes to maturity, you will receive a cash payment determined as follows:

•      If the final basket level is greater than 113, you will receive (a) 98% of the principal amount of your Notes plus (b) 13% of the principal amount of your Notes plus (c) the principal amount of your Notes multiplied by the Participation Rate multiplied by the difference between the Basket Return and 13%. Accordingly, if the final basket level is greater than 113, your payment per $1,000 principal amount of Notes will be calculated as follows:

$980 + $130 + [$1,000 x Participation Rate x (Basket Return – 13%)]

•      If the final basket level is greater than or equal to 103 and less than or equal to 113, you will receive (a) 98% of the principal amount of your Notes plus (b) 13% of the principal amount of your Notes. Accordingly, if the final basket level is greater than or equal to 103 and less than or equal to 113, your payment per $1,000 principal amount of Notes will be $1,110.

•      If the final basket level is less than 103, you will receive 98% of the principal amount of your Notes. Accordingly, if the final basket level is less than 103, your payment per $1,000 principal amount of Notes will be $980.

The Notes are not 100% principal protected, and you may lose 2% of your initial investment. Your principal is protected 98% only if you hold your Notes to maturity. You will lose 2% of the principal amount of your Notes if the basket return is less than 3%.

Basket Return:	The performance of the basket from the initial basket level to the final basket level, calculated as follows: Final Basket Level – Initial Basket Level Final Basket Level
Initial Basket Level:	Set equal to 100 on the basket initial valuation date.

Final Basket Level:	The basket closing level on the basket final valuation date.

Basket Closing Level:

On the basket final valuation date, the basket closing level will be calculated as follows:

100 x [1 + (USDSGD return * USDSGD weighting) + (USDPHP return * USDPHP weighting) + (USDIDR return * USDIDR weighting) + (USDMYR return * USDMYR weighting)]

The returns set forth in the formula above reflect the performance of each basket component, expressed as a percentage (which may be positive or negative), calculated using a fraction, the numerator of which is the reference level for such basket component on the basket initial valuation date minus the reference level for such basket component on the basket final valuation date and the denominator of which is the reference level for such basket component on the basket final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738G U40 and US06738GU400

†

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately             %, is             %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan Placement Agent

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Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007, the prospectus supplement dated September 4, 2007 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Basket Level	Basket Return	Payment at Maturity	Total Return on the Notes
155.00	55.00%	$1,950.00	95.00%
145.00	45.00%	$1,750.00	75.00%
135.00	35.00%	$1,550.00	55.00%
125.00	25.00%	$1,350.00	35.00%
115.00	15.00%	$1,150.00	15.00%
112.50	12.50%	$1,110.00	11.00%
110.00	10.00%	$1,110.00	11.00%
107.50	7.50%	$1,110.00	11.00%
105.00	5.00%	$1,110.00	11.00%
102.50	2.50%	$980.00	-2.00%
100.00	0.00%	$980.00	-2.00%
95.00	-5.00%	$980.00	-2.00%
90.00	-10.00%	$980.00	-2.00%
80.00	-20.00%	$980.00	-2.00%
70.00	-30.00%	$980.00	-2.00%
60.00	-40.00%	$980.00	-2.00%
50.00	-50.00%	$980.00	-2.00%
40.00	-60.00%	$980.00	-2.00%
30.00	-70.00%	$980.00	-2.00%
20.00	-80.00%	$980.00	-2.00%
10.00	-90.00%	$980.00	-2.00%
0.00	-100.00%	$980.00	-2.00%

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The basket level increases from an initial basket level of 100 to a final basket level of 115.

Because the final basket level of 115 is greater than 113, the investor receives a payment at maturity of $1,150 per $1,000 principal amount Note calculated as follows:

$980 + $130 + [$1,000 x 200% x (15% - 13%)] = $1,150.00

Example 2: The basket level increases from the initial basket level of 100 to a final basket level of 110.

Because the final basket level of 110 is greater than or equal to 103 and less than or equal to 113, the investor receives a payment at maturity of $1,110 per $1,000 principal amount Note calculated as follows:

$980 + $130 = $1,110.00

Example 3: The basket level increases from an initial basket level of 100 to a final basket level of 102.50.

Because the final basket level of 102.50 is less than 103, the investor receives a payment at maturity of $980 per $1,000 principal amount Note.

Example 4: The basket level decreases from the initial basket level of 100 to a final basket level of 80.

Because the final basket level of 80 is less than 103, the investor receives a payment at maturity of $980 per $1,000 principal amount Note.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the reference level of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Appreciation Potential—If the final basket level is greater than 113, the Notes provide the opportunity to enhance the basket return by multiplying the difference between the basket return and 13% by two. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—The following section assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is only applicable to you if you are a United States holder (as defined in the accompanying prospectus supplement).

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD CURRENTLY BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, CERTAIN ASPECTS OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES AS WELL AS THE APPLICATION OF STATE, LOCAL AND OTHER TAX LAWS TO YOUR INVESTMENT IN THE NOTES.

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Because of the possibility that the payment at maturity could be temporarily deferred upon the occurrence of a market disruption event, the Notes may be treated as either long-term or short-term debt for U.S. federal income tax purposes. Our special tax counsel, Sullivan & Cromwell LLP, is of the opinion that the Notes should be treated as contingent short-term debt for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes the Notes will be treated as such. The terms of your Notes require you and us (in the absence of a change in law or a regulatory, administrative or judicial ruling to the contrary) to treat your Notes for all tax purposes as a contingent short-term debt instrument subject to the rules discussed herein. In purchasing your Notes, you agree to these terms.

If you are an initial purchaser of the Notes, upon the maturity of your Notes, you should recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount you receive with respect to your Notes at such time and the amount you paid for your Notes. Upon a sale or exchange of your Notes, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your Notes and the amount received by you upon such sale or exchange, unless you sell or exchange your Notes between the Basket Final Valuation Date and the Maturity Date, in which case it would be reasonable for you to treat any gain that you recognize as ordinary income and any loss that you recognize as a short-term capital loss. The deductibility of capital losses is subject to limitations.

It is unclear whether the special rules under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) that govern dispositions of debt instruments the payments on which are determined by reference to the value of a foreign currency would apply to the Notes. As a technical matter, it appears that Section 988 would apply to your Notes, but this seems incongruous with the regime introduced for regular debt under the Section 1.988-6 Treasury Regulations. In the opinion of our special tax counsel, Sullivan & Cromwell LLP, although the tax treatment of your Notes is not free from doubt, the tax treatment discussed herein constitutes a reasonable treatment of your Notes for United States federal income tax purposes. It is possible, however, that the Internal Revenue Service could assert that your Notes should be subject to the special rules under Section 988 of the Code, in which case any gain or loss you recognize upon the sale or exchange of your Notes would be treated as ordinary income or loss to the extent that such gain or loss is attributable to changes in the spot exchange rates of the currencies underlying the Reference Asset after the date of your purchase of the Notes.

If you are a secondary purchaser of Notes, you should be treated in the same manner as described above with respect to initial purchasers except that it would be reasonable for you to treat any income you recognize upon the maturity of your Notes as short-term capital gain to the extent of the excess, if any, of the principal amount of your Notes over the amount you paid for your Notes. However, as discussed above, your Notes could be subject to special rules under Section 988 of the Code, in which case any gain or loss you recognized upon the sale or maturity of your Notes would be treated as ordinary gain or loss to the extent that such gain or loss is attributable to changes in the spot exchange rates of the currencies underlying the Reference Asset after the date of your purchase of the Notes.

Alternatively, if your Notes were treated as regular debt for U.S. federal income tax purposes, they would be subject to the special rules governing contingent payment debt obligations as further discussed under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes are principal protected only up to 98%. The return on the Notes at maturity is linked to the performance of the basket and will depend on whether, and the extent to which, the final basket level is less than 103, greater than or equal to 103 and less than or equal to 113, or greater than 113. You will lose 2% of the principal invested if the final basket level is less than 103.

•

Notes Bearish on the U.S. dollar—The basket return will only be positive if, on average, the value of the U.S. dollar weakens relative to the reference currencies, comprising the basket components. If, on average, the U.S. dollar appreciates in value relative to the the Singapore Dollar, the Philippine Peso, the Indonesian Rupiah and the Malaysian Ringgit over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•	Returns Do Not Increase at a Constant Rate—As the reference currencies strengthen (and the U.S. dollar weakens), the basket return will also increase but at a diminishing marginal rate.

•

The Notes Might Not Pay More Than 98% of the Principal Amount, Even if the Basket Return is Positive—If the final basket level is less than 103, you will receive 98% of the principal amount of your Notes, even if the basket return is positive but is less than 3%. You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly. If the final basket level is less than 103, you will not receive a payment at maturity of more than 98% of the principal amount of your Notes. This will be true even if the reference levels of some or all of the basket components were higher than the reference levels on the basket initial valuation date at some time during the term of the Notes but later falls below those initial reference levels.

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•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Changes in the Levels of the Basket Components May Offset Each Other—Because the performance of the basket is determined by the performance of the Singapore Dollar, the Philippine Peso, the Indonesian Rupiah and the Malaysian Ringgit relative to the U.S. Dollar, your Notes will be exposed to currency exchange rate risk with respect to Singapore, the Philippines, Indonesia, Malaysia and the United States. Movements in the currency exchange rates of the basket components may not correlate with each other. As a result, your investment in the Notes may only yield a positive return if there occurs a broad-based rise in foreign currency values as compared to the U.S. Dollar across diverse markets over the term of the Notes. Therefore, for example, in calculating the Basket Closing Level, an increase in the Singapore Dollar may be moderated, or more than offset by, lesser increases or declines in the Indonesian Rupiah.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate (to the nearest four decimal places), which is determined by the calculation agent in accordance with the following:

(a) where the currency exchange rate is USDSGD, the Singapore Dollar per U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Singapore Dollar per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “SGD” at approximately 11:30 a.m., Singapore time, on the relevant date;

(b) where the currency exchange rate is USDPHP, the Philippine Peso per U.S. Dollar morning weighted average rate for the relevant date, expressed as the amount of Philippine Pesos per one U.S. Dollar, for settlement in one business day reported by the Philippine Dealing System PDEX which appears on the Reuters screen PDSPESO page to the right of the caption “AM WT AVE” at approximately 11:30 a.m., Manila time, or as soon as thereafter practicable, on the relevant date;

(c) where the currency exchange rate is USDIDR, the Indonesian Rupiah per U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Indonesian Rupiah per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “IDR” at approximately 11:30 a.m., Singapore time, on the relevant date; and

(d) where the currency exchange rate is USDMYR, the Malaysian Ringgit per U.S. Dollar spot rate, expressed as the amount of Malaysian Ringgit per one U.S. Dollar, for settlement in two business days reported by the Association of Banks in Singapore, which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time, on the relevant date.

If any of the Reuters pages described above, or the successor page thereto, is not available on the basket final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations

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received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Historical Information

The following graphs set forth the historical performance of the Singapore Dollar, the Philippine Peso, the Indonesian Rupiah and the Malaysian Ringgit based on the currency exchange rates from January 17, 2000 through November 13, 2007. We obtained the information regarding these USDSGD, USDPHP, USDIDR and USDMYR currency exchange rates below from Bloomberg, L.P.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical performance of the USDSGD, USDPHP, USDIDR and USDMYR should not be taken as an indication of future performance, and no assurance can be given as to the reference levels on the basket final valuation date. We cannot give you assurance that the performance of the USDSGD, USDPHP, USDIDR and USDMYR currency exchange rates will result in any return higher than 98% of your initial investment.

The reference levels of the USDSGD, USDPHP, USDIDR and USDMYR currency exchange rates on November 13, 2007 were 1.4467, 42.905, 9,228 and 3.345, respectively.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $11.00 per $1,000 principal amount Note.

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